Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross provides preliminary 2009 results and outlook for 2010
Expects record production of 2.23 million ounces in 2009

Toronto, Ontario, January 14, 2010 – Kinross Gold Corporation (TSX-K; NYSE-KGC) today provided its preliminary operating results for the full-year 2009 and its outlook for 2010.

 (This news release contains forward-looking information that is subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information on page 5 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

Highlights

●	2009 full-year production1 is expected to be approximately 2.23 million gold equivalent ounces, in line with previously-stated guidance and an increase of approximately 21% over 2008 production.

●	2009 average cost of sales per gold equivalent ounce2 is expected to be in line with the previously-stated guidance range of $435-450 per gold equivalent ounce.

●	2010 full-year production is expected to be approximately 2.2 million gold equivalent ounces, as previously estimated.

●	2010 average cost of sales per gold equivalent ounce is expected to be in the range of $460-490.

●	Kinross is proceeding with plans to add a third ball mill at the Paracatu expansion, with installation and commissioning expected to be completed in the first half of 2011.

●
2010 capital expenditures are forecast to be approximately $550 million, which includes $225 million for mine development, $90 million for the new ball mill at Paracatu, and $48 million for new project expenditures.

CEO Commentary
Tye Burt, President and CEO, made the following comments in relation to Kinross’ preliminary 2009 results and 2010 outlook:

“As gold demand surged and prices hit record levels, Kinross delivered its highest-ever quarterly output in the fourth quarter of 2009, and expects to produce a record 2.23 million gold equivalent ounces for the full-year 2009, a 21% increase over 2008. Our new mines at Kupol and Kettle River-Buckhorn both delivered production on plan for their first full year of operation. The ramp-up at our Paracatu expansion continues, and recent improvements to the new plant have boosted recovery and stabilized performance, with production in the fourth quarter slightly higher than our revised forecast. We are adding a third ball mill at the Paracatu expansion, and expect to complete installation and commissioning in the first half of 2011.

“In 2010, as in 2009, we expect to generate strong revenue and cash flow from our operations. Production is expected to be consistent with 2009 levels, with a slight increase in cost of sales per ounce, as grades are expected to decline at Kupol, while performance and production at Paracatu are expected to improve, and the new Fort Knox heap leach is expected to contribute a full year of production.

“With a major phase of growth complete, we’re advancing our next round of new projects, and look forward to providing an update on progress at our organic growth and development projects in our fourth quarter 2009 release.”

1. Unless otherwise stated, production figures in this release are based on Kinross’ share of Kupol production (75%).
2. Cost of sales per ounce is a non-GAAP measure and is defined as average realized gold price per ounce less attributable cost of sales per gold equivalent ounce sold.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

2009 preliminary operating results

Based on a preliminary review of fourth quarter 2009 operating results, Kinross expects fourth quarter gold equivalent production of approximately 610,000 ounces, and full-year 2009 production as summarized below:

Country	Expected 2009 production (gold equivalent ounces)	Previously-stated 2009 production guidance (gold equivalent ounces)
Brazil	430,000	420,000-440,000*
Chile	465,000	450,000-500,000
Russia (attributable)	690,000	675,000-725,000
United States	650,000	625,000-680,000
Total	2.23 million	2.2 million*

*Revised guidance as stated on October 26, 2009. All other guidance as stated on January 7, 2009.

Cost of sales per gold equivalent ounce for 2009 is expected to be within the previously-stated guidance range of $435-450.

At the Paracatu expansion, improvements and fine-tuning in the fourth quarter of 2009 have stabilized plant operation and increased recovery to an average of 77%, near the plant design recovery rate of 80%, which resulted in fourth quarter gold equivalent production of approximately 108,000 ounces, slightly higher than previously estimated. The Company has now approved plans to install a third ball mill at the Paracatu expansion to increase the grinding capacity needed to process harder ore from the Paracatu orebody. Delivery of the new 15 MW ball mill is expected in mid-2010, and installation and commissioning are expected to be complete in the first half of 2011. The total capital cost is estimated to be approximately $97 million, of which approximately $90 million will be required in 2010.

At the new Fort Knox heap leach, some 3.7 million tonnes of ore had been stacked as of the end of the fourth quarter, and leaching was progressing well, with production of approximately 7,400 gold equivalent ounces from the leach pads in the fourth quarter.

At Kupol, ground control issues encountered in the third quarter of 2009 have been addressed with a modified mine plan. Modifications include shortening stopes, restricting air circulation in non-operating areas to maintain permafrost conditions, enhanced rock control procedures, and modified sequencing. Forecast production for 2010 based on the modified mine plan is generally consistent with the original mine plan, with a slight increase expected in cost of sales per gold equivalent ounce.

In the fourth quarter of 2009, Kinross announced an amended revolving credit facility which increased available credit to $450 million, and an agreement with Export Development Canada to guarantee a Letter of Credit Facility for up to $125 million. At year end, Kinross had approximately $620 million of cash and short term investments, and undrawn credit of approximately $325 million, giving the Company approximately $945 million in total available liquidity.  Total debt at year end was approximately $695 million, a reduction of $256 million during 2009.

Kinross will provide a final statement of its 2009 production and cost of sales, as well as an update on its growth projects, as part of its fourth quarter and year-end 2009 financial results which will be issued on February 17, 2010. The Company will also issue an updated mineral reserve and resource statement before January 31, 2010.

Outlook for 2010

In 2010, Kinross expects to produce approximately 2.2 million gold equivalent ounces, consistent with expected production for 2009.  Cost of sales per gold equivalent ounce is expected to be in the range of $460-490 for the full year 2010. The Company has prepared forecasts for 2010 production and average cost of sales on both a gold equivalent and by-product accounting basis, as summarized in the table below:

p. 2 Kinross provides preliminary 2009 results and outlook for 2010	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Accounting basis	2010 (forecast)
Gold equivalent basis
Production (gold equivalent ounces)	2.2 million
Average cost of sales per gold equivalent ounce	$460-490
By-product basis
Gold ounces	2.0 million
Silver ounces	10 million
Average cost of sales per gold ounce	$420-450

Material assumptions used to forecast 2010 cost of sales are: a gold price of $1,000 per ounce, a silver price of $16.00 per ounce, an oil price of $75 per barrel, and foreign exchange rates of 1.85 Brazilian reais to the U.S. dollar, 1.10 Canadian dollars to the U.S. dollar, 31 Russian roubles to the U.S. dollar and 500 Chilean pesos to the U.S. dollar. Taking into account existing currency and oil hedges respectively, a 10% change in foreign currency exchange rates would be expected to result in an approximate $10 impact on our cost of sales per ounce3, a $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on our cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $4 impact on our cost of sales per ounce as a result of a change in royalties.

On a country-by-country basis, North American production is expected to be positively impacted in 2010 by a full year of production at the Fort Knox heap leach and increased annual production at Kettle River-Buckhorn, offset by a slight reduction in production at Round Mountain. Production from Brazil is expected to be positively impacted by an expected improvement in recoveries and throughput at Paracatu. Production from Russia is expected to be negatively impacted by a planned decline in grades at Kupol. Production at Chile is expected to be consistent with 2009 levels. The following table provides a summary of the forecast 2010 production and cost of sales forecast by country:

Country	Forecast 2010 production (gold equivalent oz)	Percentage of total production	Cost of sales ($ per Au equivalent oz)
Chile	460,000-480,000	21%	500-520
Brazil	510,000-580,000	24%	490-555
Russia (attributable)	495,000-525,000	23%	340-365
United States	690,000- 745,000	32%	480-520
Total	2.2 million	100%	460-490

Capital expenditures for the full year 2010 are forecast to be approximately $550 million, as detailed in the following table (all figures in millions of dollars):

Country	Maintenance	Mine development	New projects	Total (by country)
Chile	40	55	45	140
Brazil	65	80	90	235
Russia	10	20	-	30
United States	60	70	-	130
Other	12	-	3	15
Total (by category)	187	225	138	550

The forecast for expenditures in 2010 related to mine development includes approximately $109 million for mine development and stripping, and approximately $91 million for the expansion of tailings facilities at Paracatu, Fort

3. Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighing of each currency within our consolidated cost structure.

p. 3 Kinross provides preliminary 2009 results and outlook for 2010	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Knox and Kupol. The forecast for new project expenditures includes approximately $90 million for the third ball mill at the Paracatu expansion and $30 million to advance the Lobo Marte project in Chile. The new project forecast also includes estimated expenditures of approximately $8 million and $7 million, respectively, for Cerro Casale in Chile and the proposed Maricunga expansion, to advance work and permitting activities at both projects in the first quarter of 2010. The full-year capital expenditure forecasts for Cerro Casale and for the Maricunga expansion will be revisited following completion of project reviews and feasibility studies for these projects in the first and second quarters of 2010 respectively.

The 2010 forecast for exploration and business development expenses is approximately $102 million, comprising $79 million for exploration expenses, including $24 million for greenfields exploration and $27 million for programs at existing mine sites; $17 million for technical and environmental services; and $6 million for corporate development. Other operating costs are forecast to be $46 million, including $34 million to advance the Fruta del Norte project in Ecuador.
General and administrative expense is forecast to be approximately $140 million in 2010, including head office and regional office expenses. The Company’s tax rate in 2010 is forecast to be in the range of 34% to 39% and depreciation, depletion and amortization is forecast to be approximately $460 million.

2009 Q4 and full-year results announcement

Kinross Gold Corporation will release its financial statements and operating results for the fourth quarter and year-end of 2009 on Wednesday, February 17, 2010, after market close. In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, February 18, 2010 at 8:00 am ET to discuss the results, followed by a question-and-answer session.

To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

p. 4 Kinross provides preliminary 2009 results and outlook for 2010	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: (416) 365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: (416) 365-2744
erwyn.naidoo@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words ‘‘plans’’, ‘‘expects’’ or ‘‘does not expect’’, ‘‘is expected’’, ‘‘budget’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘intends’’, ‘‘anticipates’’, or ‘‘does not anticipate’’, or ‘‘believes’’, or variations of such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form, or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross’ current expectations; (5) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining law and related regulations and policies being consistent with Kinross’ current expectations; (6) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company’s current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts meeting expectations; (12) the accuracy of our current mineral reserve and mineral resource estimates; and (13) labour and materials costs increasing on a basis consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which we do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release  are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 5 Kinross provides preliminary 2009 results and outlook for 2010	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties contained in this  news release has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a ‘‘qualified person’’ within the meaning of National Instrument 43-101.

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